June 27, 2019
VIA EMAIL
5th & Main Partnership
Property Management
Sixth Floor - 1067 West Cordova Street
Vancouver, B.C. V6C 1 C7

Attention: Property Management

RE: Exercise of expansion option pursuant to the Lease of the sixth, seventh and eighth floors of the Building at 114 East 4th Avenue, Vancouver, B.C. dated January 25, 2019 (the “Lease”), made between 5th & Main Partnership (the “Landlord”) and Zymeworks Inc. (the “Tenant”)

The Tenant hereby provides notice to the Landlord that the Tenant hereby exercises its Expansion Option pursuant to Section 10.1 of Schedule E of the Lease for all of that portion of the 5th floor of the Building, being an additional approximately 10,141 RSF, as depicted in Exhibit 1 of the Lease. Any capitalized term not otherwise defined herein will have the meaning specified in the Lease.

We confirm that the Lease is amended to include all of the Expansion Space as part of the Premises with all terms and conditions contained in the Lease applicable thereto extended to include and apply to such Expansion Space, mutatis mutandis.

Notwithstanding the above and the dates of the signatures hereto, we confirm our agreement that any increase in the Tenant’s Security Deposit that results from the Tenant exercising its Expansion Option as set out herein shall be payable at the earlier of: i) the date of Tenant’s possession of the Expansion Space and ii) January 24, 2021, the Expansion Option Expiry Date.

Dated this 27th day of June, 2019.

Zymeworks Inc.

Per: /s/ Neil Klompas
Authorized Signatory

Acknowledged and agreed as of 27th day of June, 2019.

5TH & Main Partnership by its partners: 2000 Main Holdings Inc. Per: /s/ Ian Gillespie Authorized Signatory	Mount Pixel Projects Limited Partnership, by its general partner: 1038324 B.C. LTD. Per: /s/ Ryan Holmes Authorized Signatory